

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2022

Stephen Christoffersen
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, NY 10004

>   **Re: Western Acquisition Ventures Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 7, 2022**
>   **File No. 001-41214**

Dear Stephen Christoffersen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joseph P. Galda, Esq.